Alaska Expands Partnership With Points To Let Mileage Plan
Members Redeem Miles For Elite Status
Alaska’s Loyalty Program leverages Points’ Loyalty Commerce Platform to offer members more engagement opportunities

TORONTO, December 18, 2018 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today expanded its partnership with Alaska Airlines to enable Mileage Plan members to redeem their miles for elite status.

By leveraging Points’ Loyalty Commerce Platform, Alaska Airlines is enhancing its existing Elite Qualifying Miles promotion. Now, members who are close but short of their annual qualifying requirements can use their hard-earned miles to maintain or purchase higher elite status. The expanded partnership is ultimately providing Mileage Plan members more ways to use their miles and enjoy elite benefits when flying Alaska Airlines.

This significant program enhancement is following a successful Elite Qualifying Miles promotion launch in 2016, which gave Mileage Plan members the ability to purchase miles with cash in order to earn elite status. This has proven to be a highly desirable benefit for loyalty members as they strive to achieve the next level of elite status.

”We’ve seen that more mile redemption opportunities increases member engagement with Mileage Plan, so we’re excited to leverage Points’ expertise to take this highly sought-after promotion to the next level,” said Ryan Butz, Alaska Airlines managing director of guest loyalty.

“We are thrilled to support our longtime valued partner, Alaska Airlines, with their first qualifying miles offer where Mileage Plan members are granted the ability to redeem their existing miles and gain the status that they would otherwise miss out on in 2019,” said Rob MacLean, CEO of Points. “We look forward to leveraging our platform to power new features and offer more flexibility to members.”

With its leading Loyalty Commerce Platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services to drive increased revenue and member engagement in loyalty programs. Points leverages its platform to efficiently deliver great services, including the Buy, Gift and Transfer functionality, to a growing list of more than 60 leading loyalty programs worldwide.

For more about Points’ Loyalty Commerce Platform, visit www.points.com.

About Points International
Points, (TSX: PTS)(Nasdaq: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service offers developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

About Alaska Airlines
Alaska Airlines and its regional partners fly 44 million guests a year to more than 115 destinations with an average of 1,200 daily flights across the United States and to Mexico, Canada and Costa Rica. With Alaska and Alaska Global Partners, guests can earn and redeem miles on flights to more than 900 destinations worldwide. Alaska Airlines ranked "Highest in Customer Satisfaction Among Traditional Carriers in North America" in the J.D. Power North America Airline Satisfaction Study for 11 consecutive years from 2008 to 2018. Learn about Alaska's award-winning service at newsroom.alaskaair.com and blog.alaskaair.com. Alaska Airlines and Horizon Air are subsidiaries of Alaska Air Group (NYSE: ALK).

CONTACT

Points Media Relations
Catherine Lowe
Catherine.lowe@points.com
+1 649-539-1310

Alaska Media Relations
newsroom@alaskaair.com
+1 (206) 304-0008